

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2024

Reuven Spiegel
Chief Financial Officer
Delek Logistics Partners, LP
310 Seven Springs Way
Suite 500
Brentwood, TN 37027

> **Re: Delek Logistics Partners, LP**
> **Registration Statement on Form S-3**
> **Filed April 26, 2024**
> **File No. 333-278939**

Dear Reuven Spiegel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown at 202-551-3905 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Stephen Hinton, Esq.